Exhibit 99.1

PRESS RELEASE

AerCap Completes Sale of AeroTurbine Subsidiary to ILFC

Amsterdam, The Netherlands; October 7, 2011 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) announced today that it has completed the sale of its wholly-owned subsidiary AeroTurbine, Inc. to International Lease Finance Corporation (ILFC). The sale agreement with ILFC was announced on August 3, 2011.

The completion of the sale followed receipt of all necessary regulatory approvals and satisfaction of all other closing conditions.

Credit Agricole Securities (USA) Inc. and UBS Investment Bank acted as financial advisors and Milbank, Tweed, Hadley & McCloy LLP acted as legal advisor to AerCap.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and currently owns and manages a fleet of 335 aircraft with an average age of 5.6 years. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore, the United Arab Emirates, and the United Kingdom (www.aercap.com).

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com